May 10, 2017

Pamela A. Long Assistant Director

Office of Manufacturing and Construction

Asia Timmons-Pierce, Staff Attorney

Chris Ronne, Staff Attorney

Tracie Mariner

Terence O’Brien, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Internet Nationwide Financial Services, Inc.
Amendment No. 1 to
Draft Registration Statement on Form F-1 Submitted January 9, 2017
CIK No. 377-01415

Dear Mses. Long, Timmons-Pierce and Mariner and Messrs. O’Brien and Ronne,

On behalf of our client, China Internet Nationwide Financial Services, Inc. , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 1, 2017. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Amendment No. 1 to Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

In addition to the responses to the Staff’s comments, the Company has amended the Revised Registration Statement to (i) amend the lower and upper limits of the offering, (ii) the offering price, (iii) update the corresponding changes to the Dilution and Capitalization tables, (iv) incorporate comments from FINRA as regards the underwriter’s fees and expenses, (v) amend the underwriter’s commission fees and other compensation and (iv) update the U.S. federal tax discussions.

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Cover Page

1.           Please revise your cover page to disclose the escrow arrangements for this offering as required by Item 501(b)(8)(iii) of Regulation S-K.

The cover has been revised to disclose the escrow arrangements for this offering as required by Item 501(b)(8)(iii) of Regulation S-K..

2.          Please describe the remittance procedures, and also disclose how much time you expect the remittance procedures take to complete. Please add a risk factor discussing the risk to the company of not completing the remittance procedures. Please further disclose what you intend to do with the proceeds of this offering if the remittance procedures are not completed.

In response to the Staff’s comments, we have amended the cover page and added an additional risk factor ,”Risk Factors - Risks Related to Doing Business in the People’s Republic of China - . We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.” to describe the remittance procedure for remitting the offering proceeds into the PRC, how much time it is expected to take, the risk of not being able to use the proceeds pending remittance of the proceeds into the PRC and the maintenance of the offering proceeds in an interesting bearing account in the United States maintained by the Company pending remittance.

Use of Proceeds, page 53

3.          Please revise to include a table that specifies the amount of the proceeds that will be allocated for each purpose under each of the minimum and maximum scenarios. Also describe how proceeds will be allocated if you raise an amount between the minimum and maximum such that investors can understand management’s priorities for the use of your proceeds.

In response to the Staff’s comments, a table has been included to specify specifies the amount of the proceeds that will be allocated for each purpose under each of the minimum and maximum scenarios. Additionally, the Company has clarified that in the event that it were to raise an amount between the minimum and maximum offerings, the percentage of net proceeds allocated for each use as described in the “Use of Proceeds” section will remain unchanged.

Plan of Distribution, page 140

4.          We note your disclosure on the cover page that all funds will be returned to investors within one business day and your disclosure on page 141 that all funds will be returned within five business days. Please reconcile these inconsistencies. Please file a copy of your escrow agreement as an exhibit to your next amendment. See Item 601(b)(10) of Regulation S-K.

All inconsistencies have been revised to provide that in the event the underwriters are unable to sell at least 2,000,000 ordinary shares by August 31, 2017, all funds in the escrow account will be returned to the subscribers within five (5) business days without interest or deduction in accordance with Section 2(d) of the Escrow Deposit Agreement between the Company, Boustead Securities, LLC as representative of the underwriters and Signature Bank, the escrow agent. The Escrow Deposit Agreement is filed as exhibit 1.2 to the Revised Registration Statement.

Regulation on Wholly Foreign Owned Enterprises and Foreign Investment Restrictions, page 103

5.          We note loans referenced on page 25. If these loans were made by the WFOE, then please address the potential risk that the nature of your business could be considered in the restricted category.

The loans referred to on page 25 were not made by WFOE but by Sheng Ying Xin and the disclosure has been revised to clarify this.

6.          Please clarify whether Beijing Yingxin Yijia Network Technology has already made its record-filing. Please address whether you expect to be required to register or amend any prior registration under the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises. Consider including discussion in your risk factor section, as necessary.

When Beijing Yingxin Yijia Network Technology Co., Ltd (the “WFOE”) was established, it obtained approvals from the relevant branch of the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”) and made its record-filing with Beijing branch of the Administration for Industry and Commerce (the “AIC”) in accordance with the PRC laws then applicable to the WFOE.

On December 23, 2015, Hongkong Internet Financial Services Limited, the sole shareholder of the WFOE, obtained the Approval regarding Establishment of Beijing Yingxin Yijia Network Technology Co., Ltd issued by Beijing Huairou branch of the MOFCOM. On December 24, 2015, the Beijing Municipal Government issued the Certificate of Approval for Establishments of Enterprises with Investment of Taiwan, Hong Kong, Macao and Overseas Chinese in the People’s Republic of China to the WFOE (the “Certificate of Approval”). This Certificate of Approval is filed as exhibit 3.20 to the Revised Registration Statement. On December 28, 2015, Mr. Jianxin Lin, as the legal representative of the WFOE, submitted the Certificate of Approval to the Beijing branch of AIC, and on December 31, 2015, the WFOE obtained its business license (the business license was previously filed as exhibit 3.6 to the Registration Statement on Form F-1 filed with the Commission on April 17, 2017).

The Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises (the “Interim Measures”) were promulgated and came into effect on October 8, 2016. They were implemented to facilitate the establishment of and changes in foreign-invested enterprises in China. The Interim Measures provide that for foreign-invested enterprises that do not conduct any business in which foreign investment is prohibited or restricted by the PRC laws, certain matters relating to the establishment of or changes in foreign-invested enterprises, such as changes in the company’s name, business term, registered capital and articles, will only need to be record-filed rather than be subjected to the review and approval by the relevant authorities.

According to the Company’s PRC counsel, Han Kun Law Offices, as of the date of this response letter, the Interim Measures do not require the WFOE to register, amend or record-file with the MOFCOM or any other authorities any of abovementioned approvals, registrations and certificates as there had been to change in the WFOE.

However, if there is any material change of the WFOE in the future, the WFOE will be required to file its changes with relevant branch of MOFCOM in accordance with these Interim Measures.

Because the Interim Measures simplify the procedures in connection with certain matters relating to the establishment of or changes in foreign-invested enterprises, the Company does not see such simplification as an additional risk to the WFOE or the Company and accordingly, additional risk factor discussion is unnecessary.

Exhibits

7.          Please file copies of the executed Lock-up Agreement filed as exhibit 10.21 and lock-up agreements entered into with your directors, executive officers and existing shareholders as exhibits to your next amendment. See Item 601(b)(10) of Regulation S-K.

An executed copy of the Lock-Up Agreement with Mr. Jianxin Lin has been filed as exhibit 10.21 to the Revised Registration Statement.

8.          Please file your tax opinion from Sichenzia Ross Ference Kesner LLP with your next amendment.

The tax opinion from Sichenzia Ross Ference Kesner LLP is filed as exhibit 8.3 to the Revised Registration Statement.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfkllp.com, the audit engagement partner at Marcum Bernstein & Pinchuk LLP, Rong Liu by telephone at (646) 472 1879 or via email at rong.liu@marcumbp.com. Marcum Bernstein & Pinchuk LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Marcum Bernstein & Pinchuk LLP (Eric.Hu@marcumbp.com; rong.liu@marcumbp.com)
China Internet Financial Services Inc. (1279253890@qq.com; 3120736696@qq.com)